Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-14624

Amsterdam, 25 April 2007

ABN AMRO provides further details on the sale of LaSalle

Further to the press release on Monday, ABN AMRO wishes to provide further details regarding the sale of ABN AMRO North America Holding Company (“AANA”) which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations are not included in the sale.

Tangible book value

The tangible book value of AANA as at 31 December 2006 is approximately USD 3.5 bln. Tangible book value, also known as tangible common equity, consisted of total shareholders equity of USD 6.2 bln as at 31 December 2006 less goodwill of USD 2.7 bln. Prior to the completion of the sale, ABN AMRO will convert into equity approximately USD 6.15 bln of loans, which it currently extends to AANA. These loans currently fund an equal amount of equity in LaSalle, AANA’s main subsidiary. Therefore, after conversion, the tangible book value of AANA will be approximately USD 9.7bln (all numbers pro forma determined and under US GAAP).

The sales price of USD 21 bln has been agreed on the basis of a tangible book value of USD 9.7 bln and net earnings of USD 899 mln, on the basis of 2006 net earnings excluding the results of the mortgage business sold to Citigroup in the first quarter of 2007, and adjusted for the recapitalisation of USD 6.15 bln.

“Go shop” clause

The Bank of America contract contains a “calendar” 14 day "go shop" clause which continues until 11:59 PM New York time on May 6th, 2007. Under that clause an alternative bidder has these 14 days to execute a definitive sales agreement for the same businesses on superior terms for cash and not subject to a financing condition. This is followed by a 5 business day right for Bank of America to match the new bidder's superior proposal. There is a USD 200 million termination fee to be paid by ABN AMRO if Bank of America does not match and as a result its contract is terminated. If Bank of America matches there is no further right to terminate the contract for a superior proposal. ABN AMRO has today made a copy of this contract publicly available (filed with the SEC on 6-K). The sale of LaSalle is expected to be settled in late 2007 and is subject to regulatory approvals and other customary closing conditions.

ABN AMRO and its advisors, led by UBS, are actively engaged in soliciting alternative bids from the largest US and international banks that may have an interest in LaSalle.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a

Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.